SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ n.º 02.808.708/0001-07

NIRE 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”), held on December 22, 2010, drawn up in summary form.

1.            Date, time and venue: On December 22, 2010, starting at 8:45 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Attendance: Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond, as well as Mr. Álvaro Antônio Cardoso de Souza, President of the Fiscal Council.

3.            Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously resolved by the Directors in attendance:

4.1. Resignation of Executive Officer.  To accept, effective January 1st, 2011, the resignation presented on this date by Mr. Carlos Eduardo Klützenschell Lisboa to his position as Marketing Executive Officer, due to the fact that he accepted to take a new position at the Company’s subsidiary, Quinsa.

4.2 Nomination of Executive Officer.  To nominate Mr. Sandro Bassili, a Brazilian citizen, business administrator, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, Itaim Bibi, CEP 04530-001, bearer of the ID 08.497.615-8 SSP/SP and of the CPF 020.521.537-80, to hold the position of People and Management Executive Officer, with a term of office starting January 1, 2011 until December 31, 2013.

4.3. Reelection of Executive Officers.  To reelect the following Executive Officers:  (i) Mr. Ricardo Tadeu Almeida Cabral de Soares; (ii) Mr. Ricardo Manuel Frangatos Pires Moreira; (iii) Mr. Milton Seligman; (iv) Mr. Pedro de Abreu Mariani; and (v) Mr. Rodrigo Figueiredo de Souza.

4.4. Consolidation of Terms of Office and New Executive Management Composition.  In view of the abovementioned resolutions, consolidate the respective terms of office of all executive officers of the Company, starting on January 1st, 2011 until December 31, 2013, having the Company’s Executive Management henceforth the following composition: (i) Mr. João Mauricio Giffoni de Castro Neves, as “Chief Executive Officer”; (ii) Mr. Nelson José Jamel, as “Chief Financial Officer and Investor Relations”; (iii) Mr. Ricardo Tadeu Almeida Cabral de Soares, as “Sales Executive Officer”; (iv) Mr. Ricardo Manuel Frangatos Pires Moreira, as “Soft Drinks Executive Officer”; (v) Mr. Márcio Fróes Torres, as “Industrial Executive Officer”; (vi) Mr. Milton Seligman, as “Corporate Affairs Executive Officer”; (vii) Mr. Pedro de Abreu Mariani, as “General Counsel”; (viii) Mr. Rodrigo Figueiredo de Souza, as “Logistics Executive Officer”; e (ix) Mr. Sandro de Oliveira Bassili, as “People and Management Executive Officer”.

I certify that these Minutes are a faithful copy of the resolutions set forth in the Minutes of the books of the Company.

São Paulo, December 22, 2010.

_______________________________________

/s/ Pedro de Abreu Mariani

Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer